FIRST BANKERS' BANC SECURITIES, INC.
(SEC I.D. NO. 8-31584)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025

C O N F I D E N T I A L

FIRST BANKERS' BANC SECURITIES, INC.
(SEC I.D. NO. 8-31584)
FINANCIAL STATEMENTS
DECEMBER 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

FIRST BANKERS' BANC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2025

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SEC FILE NUMBER
8-31584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Bankers' Banc Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1714 Deer Tracks Trail, Suite 110
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

A.W. Spellmeyer	(888) 726-2880	awspellmeyer@fbbsinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A.W. Spellmeyer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Bankers' Banc Securities, Inc. _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature:

Title:
President/CEO

DIANNE E MCDONALD
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 21, 2029
Commission Number: 10426594

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance
of First Bankers' Banc Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Bankers' Banc Securities, Inc. (the "Company") as of December 31, 2025, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule I – Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2024.

March 20, 2026

260 CHESTERFIELD INDUSTRIAL BLVD. CHESTERFIELD, MO 63005 PHONE 636/530-1040 FAX 636/530-1101

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	391,126
Deposit with Clearing Organization		1,000,000
Receivabes		76,249
Securities Owned, at Fair Value		91,999,760
Fixed Assets, Net		41,746
Right-Of-Use Assets		319,938
Goodwill, Net		5,800,000
Prepaid and Other Assets		466,558
Total Assets		100,095,377

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to Clearing Organization	59,497,784
Securities Sold, Not Yet Purchased	13,247,479
Deferred Tax Liability, Net	72,712
Note Payable - Related Party	6,000,000
Lease Liabilites	326,510
Accounts Payable and Accrued Expenses	1,888,341
Total Liabilities	81,032,826

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding	1,000
Additional Paid-In Capital	8,785,160
Retained Earnings	10,276,391
Total Stockholder's Equity	19,062,551
Total Liabilities and Stockholder's Equity	$ 100,095,377

See accompanying Notes to Financial Statements

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2025

REVENUES

Principal Transactions	$ 25,593,965
Fee Income	278,569
Interest and Dividends	3,305,004
Other Income	264,697
Total Revenues	29,442,235

EXPENSES

Employee Compensation and Benefits	16,814,684
Other Operating Expenses	4,120,032
Interest	3,131,695
Occupancy and Equipment	155,074
Lease Expense	205,892
Total Expenses	24,427,377
INCOME BEFORE INCOME TAXES	5,014,858
INCOME TAX EXPENSE	1,266,900
NET INCOME	$ 3,747,958

See accompanying Notes to Financial Statements

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE - JANUARY 1, 2025	$ 1,000	$ 8,785,160	$ 6,528,433	$15,314,593
Net Income	-	-	3,747,958	3,747,958
BALANCE - DECEMBER 31, 2025	$ 1,000	$ 8,785,160	$10,276,391	$19,062,551

See accompanying Notes to Financial Statements

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 3,747,958
Adjustments to Reconcile Net Income to Net Cash	
Used in Operating Activities:	
Depreciation	26,970
Non Cash Operating Lease Expense	2,370
Deferred Tax Liability, Net	16,690
Changes in Assets and Liabilities:	
Receivables	115,811
Securities Owned, at Fair Value	(23,333,628)
Prepaid and Other Assets	(425,319)
Deposit with Clearing Organization	2,500,000
Payable to Clearing Organization	16,602,308
Securities Sold, Not Yet Purchased	1,358,192
Accounts Payable and Accrued Expenses	(748,938)
Net Cash Provided by (used in) Operating Activities	(137,586)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided by (used in) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on Note Payable - Related Party	(170,400)
Proceeds from Note Payable - Related Party	170,400
Net Cash Provided by (used in) Financing Activities	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(137,586)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	528,712
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 391,126
ADDITIONAL INFORMATION	
Interest Paid	$ 3,131,695
Income Taxes Paid	$ 1,584,627

See accompanying Notes to Financial Statements

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2025

BALANCE AT BEGINNING OF YEAR	$	6,000,000
ADDITIONS:		
Accrued Interest on Subordinated Debt		281,875
TOTAL ADDITIONS		281,875
DEDUCTIONS:		
Interest Payments Applied		281,875
TOTAL DEDUCTIONS		281,875
	$	6,000,000

See accompanying Notes to Financial Statements

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Bankers' Banc Securities, Inc. (the "Company") is primarily engaged in the business of buying and selling fixed income securities for financial institutions primarily located in the Midwestern United States of America. The Company is subject to competition from other broker-dealers. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a wholly owned subsidiary of Bankers' Banc Investment Services, LLC (the "Parent"), which is majority owned by Midwest Independent Bancshares, Inc. (MIB, Inc.).

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial statements are the same as those presented for the Company as a whole.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables

Receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. The Company's policy is to not accrue interest on accounts receivable. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client. The Company does not maintain an allowance for uncollectible receivables as management believes the amount required for such an allowance would not be material to the financial statements.

Concentration of Risk

Throughout the year the Company clears trades for a local broker. This is a normal and recurring activity that is reconciled monthly. At year end, approximately 61% of the Company's non-allowable accounts receivable balance was from this broker.

Goodwill

Goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment and whenever events or changes in circumstances indicates it is more likely than not the fair value of the reporting unit or asset is less than its carrying value. During the fourth quarter of 2025 an internal qualitative evaluation was completed, and management determined that no impairment exists as of the date of these financial statements. The following table details the cumulative impairment losses.

Goodwill, Gross - December 31, 2025	$	6,630,768
Cumulative Impairment Losses		(830,768)
	$	5,800,000
Cumulative Impairment Losses, December 31, 2024		(830,768)
Impairment Loss in 2025		-
Cumulative Impairment Losses, December 31, 2025	$	(830,768)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade dates, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at fair value, and securities not readily marketable are valued at fair value as determined by management. Securities owned by the Company are

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions (Continued)

considered to be trading securities due to the nature of the Company's business. Any gain or loss is recorded as Principal Transactions on the Statement of Income. The Company may sell a security that it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

Fair Value Measurements

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

> Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

> Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

> Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

The valuation methods used for financial assets and liabilities recorded at fair value are as follows:

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The Company does not have any securities that are valued with Level 3 inputs.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets
Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets, which range from one to ten years for furniture, fixtures, and equipment, and from one to five years for computer equipment and software.

Leases
The Company follows the guidance for lease accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease.

Lease Liabilities. A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU Assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting Policy Election for Short-Term Leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)
Accounting Policy Election for Short-Term Leases (Continued)
not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Revenue Recognition
Revenue from contracts with customers generally includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms, either written or verbal. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

The primary types of revenue earned from customers are identified as follows:

Underwriting Revenue
- *Municipal Securities* - The Company engages in underwriting municipal securities bidding to secure the deal based upon a competitive bidding process against other broker dealers. The winning bid will provide the lowest total interest cost to the issuing entity.
  - Upon notification from the issuing entity, the Company sends a good faith deposit which acts as an escrow payment and signifies the contractual obligation to purchase the security/securities as structured on the winning bid form.
  - Commissions and related clearing expenses are recorded on the trade date as that is when the underlying financial instrument or purchaser is identified, the final pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the two entities. There are no performance obligations to allocate transaction pricing.
  - The commission reflects a mark up in price from dealer cost of securities marketed to the client.
  - The commission on a buy/sell transaction is only a reflection of the singular transaction and is independent of any other transaction.
  - Revenue recognition occurs on the trade date and records the amount of transaction profit or loss, net of the good faith deposit.

- *Brokered CDs* - The Company engages in underwriting brokered certificates of deposit.
  - Upon notification from a customer, the Company initiates a brokerage agreement and terms agreement, which identify the timing, final pricing and agreed upon fees.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)
Underwriting Revenue (Continued)
- *Brokered CDs (Continued)*
  - o Underwriting fees are recorded on the settlement date of the certificate as that is when the underlying financial instrument is finalized and the risks and rewards of ownership have been transferred to/from the two entities.
  - o The underwriting fee reflects a percentage of the total principal amount of the certificate of deposit and is related to the type (best efforts or firm takedown) and maturity structure.
  - o The underwriting fee on the transaction is only a reflection of the singular transaction and is independent of any other transaction.
  - o Revenue recognition occurs on the certificate settlement date and records the amount of total fees collected.

Portfolio Fees – The Company provides fee-related services for investment portfolio accounting and provides due diligence reports via a third party.
- The Company enters into an agreement with the customer to provide a suite of reports based upon customer investment holdings and can provide additional municipal reviews upon request.
- The performance obligations are for the Company to provide a suite of reports on a monthly basis for the investment holdings of the customer, or as requested for municipal reviews.
- Portfolio pricing is determined based upon the number of securities in the investment holdings, as well as number of additional (requested) municipal reviews.
- There is only one performance obligation per service agreement, which is delivery of reports to the customer.
- The Company recognizes revenue at the time the performance obligation is satisfied.

Mutual Fund 12b-1 Fees – The Company may purchase shares of open/closed-end funds ("mutual funds"). These mutual funds pay the Company a stipulated 12b-1 fee for having funds allocated within their fund family.
- The Company facilitates transactions between customers and mutual fund companies. For this facilitation, the Company is paid a 12b-1 fee directly from the mutual fund family. The fee is paid based upon a set schedule determined by the mutual fund family for retention of money in the fund family.
- The performance obligation is to purchase mutual fund shares on behalf of the customer.
- The transaction price is dictated by the mutual fund company and paid directly to the Company.
- The fee is based upon a singular service and is not split between separate performance obligations.
- The Company recognizes the revenue when the transaction occurs.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Brokered Loan Fee Income – The Company will act as introducing broker to facilitate the sale of a loan, or group of loans, from one institution to another. The company takes no principal risk and simply acts as an intermediary to help the selling institution transact the sale of the loan, or group of loans, to a purchasing institution.

- The Company facilitates transactions between a selling institution and a purchasing institution. For this facilitation, the Company is paid a brokerage fee directly from the selling institution. The fee is paid based upon a set schedule determined by the selling institution.
- The performance obligation is to find a purchasing institution on a singular loan or group of low-income housing tax credit loans (LIHTC) on behalf of the selling institution.
- The transaction price is dictated by the selling institution and paid directly to the Company upon closing the sale.
- The fee is based upon a singular service and is not split between separate performance obligations.
- The Company recognizes the revenue when the transaction is complete.

Federal Funds Brokered Fee Income – The Company engages in brokering excess bank liquidity and/or sourcing funds for banks in the Federal Funds overnight marketplace.

- The Company brokers an agreement with a customer to sell and/or buy Federal Funds to satisfy the customer's liquidity needs on a daily basis. The agreement identifies the pricing and agreed upon fees.
- Fed Funds Brokerage Fees are recorded on the day of the transaction as that is when the underlying financial instrument is finalized, and the risks and rewards of ownership have been transferred to/from the two entities.
- The brokerage fee is a standardized amount and based on volume of the total Federal Funds sold or purchased.
- The brokerage fee on the transaction is only a reflection of the singular transaction and is independent of any other transaction.
- Revenue recognition occurs on the transaction date and invoiced to clients monthly for prior month aggregate activity.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)
The following table presents disaggregated revenue from contracts with Customers:

Underwriting Revenue	$ 1,495,512
Portfolio Fees	100,525
Mutual Fund 12b-1 Fees	38,143
Federal Funds Brokered Fee Income	40,158
Total Revenue From Contracts With Customers (in-scope of Topic 606)	1,674,338
Gains on Principal Trades, net	24,098,453
Interest, Dividends, and Other Income	3,669,444
(out-of-scope of Topic 606)	27,767,897
Total Revenues	$ 29,442,235

The portion of trading gains and losses for the year related to trading securities still held at December 31, 2025 is as follows:

Net gains recognized during the year on trading securities	$ 25,593,965
Less: Net gains and losses recognized during the year on trading securities sold during the year	(25,408,003)
Unrealized gains and losses recognized during the year on trading securities still held at December 31, 2025	$ 185,962

Principal Transactions' revenue from the Statement of Income totaling $25,593,965 includes $24,098,453 Gains on Principal Trades, net and $1,495,512 Underwriting Revenue.

Income Taxes
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

(or loss) from continuing operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from continuing operations disaggregated between national, state and foreign jurisdictions. The ASU is effective for public business entities for fiscal years beginning on or after December 15, 2024 with early adoption permitted. The amendments in ASU 2023-09 were adopted by the Company on a retrospective basis. There was no material impact to the Company's financial statements as a result of adopting ASU 2023-09.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company measures deferred tax assets and liabilities using the enacted tax rates for the years and jurisdictions in which the temporary differences are expected to be recovered. A change to the tax rates used to measure the Company's deferred taxes is recognized in income during the period in which the new rate(s) were enacted.

The Company recognizes deferred tax assets to the extent the Company's assets are more-likely-than-not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including the future reversals of existing taxable temporary differences, projected future taxable income exclusive of reversing temporary differences and carryforwards, tax-planning strategies, taxable income in prior carryback years if permitted under tax law, and the results from prior years. If the Company determines it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is recorded with a charge to income tax expense. Alternatively, if the Company determines that all or a portion of a deferred tax asset previously not meeting the more-likely-than-not threshold will be realized, the Company reduces its valuation allowance and recognizes a benefit in income tax expense.

The Company recognizes and measures uncertain tax benefits in accordance with ASC 740 based on a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax position will be sustained based on the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than fifty percent likely to be realized upon ultimate settlement with the related tax authority. The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in income tax expense.

The Company is subject to income tax in multiple jurisdictions, including federal and several states. The Company has federal and state income tax returns that are open to examination from 2022 and forward.

The Company had no material tax positions at December 31, 2025 for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The Company had no accruals for interest or penalties at December 31, 2025.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Advertising Costs</u>
Advertising costs are expensed in the year incurred. There was $5,500 in advertising costs for the year ended December 31, 2025.

<u>Subsequent Events</u>
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 20, 2026, the date the financial statements were issued. No subsequent events necessitating financial statement recognition or disclosure were noted.

NOTE 2   DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear customer transactions on a fully disclosed basis. A deposit of $1,000,000 was maintained in cash with the broker-dealer at the end of 2025.

NOTE 3   SECURITIES

Marketable securities owned and securities sold, not yet purchased consist primarily of corporate debt instruments carried at fair value, as follows at December 31, 2025:

	Owned	Sold, Not Yet Purchased
U.S. Treasury Securities	$ -	$ 12,114,503
State and Political Subdivisions Debt Instruments	6,705,104	
Mortgage-Backed Securities	68	
Certificates of Deposit	972,444	1,017,665
Corporate Bonds	84,322,144	115,311
	$ 91,999,760	$ 13,247,479

Components of Securities Sold, Not Yet Purchased:

U.S. Treasury Securities	
United States Treasury Note @ 3.5%, maturity date of 11/15/28	$ 184,266
United States Treasury Note @ 3.875%, maturity date of 12/31/32	2,992,212
United States Treasury Note @ 4.0%, maturity date of 11/15/35	8,938,025
	$ 12,114,503
Certificates of Deposit	
Merrick Bank South @3.75%, maturity date of 12/11/26	$ 293,665
Bank of Old Monroe @ 3.75%, maturity date of 01/07/28	724,000
	$ 1,017,665
Corporate Bonds	
Bank Montreal @ 4.6%, maturity date of 11/23/30	$ 115,311
	$ 115,311
Total Securities Sold, Not Yet Purchased	$ 13,247,479

Accrued interest of $209,359 and $49,136 is included in the fair value of owned and sold, not yet purchased securities, respectively, at December 31, 2025.

NOTE 4 FIXED ASSETS

Fixed assets consist of the following at December 31, 2025:

Furniture, Fixtures and Equipment	$	4,661
Less - Accumulated Depreciation		(738)
Computer Equipment and Software		132,522
Less - Accumulated Depreciation		(94,699)
Fixed Assets, Net	$	41,746

Depreciation charged to expense was $26,504 for the year ended December 31, 2025.

NOTE 5 PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount, if payable, to the clearing broker represents short-term borrowings at fluctuating rates, principally 50 basis points over the clearing broker's cost of funds rate at December 31, 2025, which was 4.713%, and is collateralized by securities owned by the Company. The amount payable to the clearing organization at December 31, 2025 was $59,497,784.

NOTE 6 INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 consists of the following:

Current Income Tax Expense		1,250,210
Deferred Income Tax Expense		16,690
Total	$	1,266,900

The provision for income taxes differs from that computed by applying federal statutory rates to income before income taxes, as indicated in the following analysis:

Expected Tax Provision at a 21% Rate	$	1,053,120
State and Local Taxes, net		184,024
Nondeductible Meals & Entertainment		36,073
Nondeductible Club Dues		3,329
Other		(9,646)
Total	$	1,266,900

NOTE 6 INCOME TAXES (CONTINUED)

The components of the deferred tax liability at December 31, 2025 are as follows:

Components of Deferred Taxes:		
Deferred Tax Asset		
Lease Liability	$	79,277
Deferred Tax Liabilities		
ROU Asset		(77,681)
Depreciation		(10,249)
Prepaid Expenses		(64,059)
		(151,988)
Deferred Tax Liability, Net	$	(72,712)

The Company's effective tax rate for the periods ended December 31, 2025 and December 31, 2024 were 25.26% and 22.78%, respectively. For the period ended December 31, 2025 and 2024, the primary drivers of the variance from the statutory rate were state tax expenses.

	2025		2024	
Profit Before Tax	$ 5,014,858		$ 4,309,074	
Statutory Rate	21.00%	**ETR**	21.00%	**ETR**
Tax Expense at Statutory Rate	1,053,120		904,905	
State and Local Income Taxes, Net of FBOS	184,024	3.67%	128,420	2.98%
Non-Deductible or Non-Taxable Items	29,756	0.59%	(51,925)	-1.21%
Total	$ 1,266,900	25.26%	$ 981,400	22.78%

For the period ended December 31, 2025 and 2024, a majority of the Company's state income tax expense relates to Missouri and Kansas.

The following summarizes the Company's tax payments and refunds by jurisdiction.

Income Tax Paid, Net of Refunds	**2025**	**2024**
Federal	$ 1,255,000	$ 675,000
Missouri	103,000	-
Kansas	81,000	-
Other Jurisdictions	145,627	45,913
Total	$ 1,584,627	$ 720,913

NOTE 7   EMPLOYEE BENEFITS

The Company has a qualified, contributory profit-sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. Employer contributions charged to expense were $243,742 for the year ended December 31, 2025.

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% ($152,504 at December 31, 2025) of aggregate indebtedness. As of December 31, 2025, the Company had net capital, as defined, of $10,180,230, which exceeded the minimum requirements of $152,504. Also, as defined by Rule 15c3-1, the percentage of aggregate indebtedness to net capital for the Company may not exceed 1500 percent. As of December 31, 2025, the percentage of aggregate indebtedness to net capital for the Company was 22.47 percent.

NOTE 9   RELATED PARTY TRANSACTIONS

MIB, Inc. and wholly owned subsidiaries have formal operating and services agreements whereby the parties share employees and technology services. The costs reimbursed to MIB Inc. and Subsidiaries under these agreements are calculated based on actual employee-specific costs for those employees of MIB, Inc. and Subsidiaries that perform services for the Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Company and/or specific costs paid for by MIB, Inc. and Subsidiaries for the sole use by the Company. The Company reimburses MIB, Inc. and Subsidiaries for these expenses on a quarterly basis, and total reimbursements for 2025 were $293,703.

An unsecured subordinated loan agreement was executed on October 31, 2024 between MIB, Inc. and the Company in the amount of $6,000,000. Interest is calculated at 0.25% over the daily upper-range target of the Federal Funds Rate as set by the Federal Reserve Open Market Committee. The interest rate on this loan may change daily and will change the same day the index changes. Interest is payable monthly by the last calendar day of each month. Principal is due at maturity. On December 31, 2025, the unsecured subordinated loan amount outstanding was $6,000,000, at a rate of 4.00%, with a maturity date of October 31, 2027. The total amount of interest paid on this subordinated loan agreement for the year ended December 31, 2025, was $281,875.

An existing revolving line of credit was extended on February 1, 2025. On December 31, 2025, the revolving line of credit loan amount outstanding was $0 with $750,000 available to draw, at a rate of 4.00%, with a maturity date of August 1, 2026. The total amount of interest

NOTE 9   RELATED PARTY TRANSACTIONS (CONTINUED)

paid on this revolving line of credit loan agreement for the year ended December 31, 2025, was $61.

NOTE 10   OFF-BALANCE SHEET AND CREDIT RISKS

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2025, is not expected to have a material adverse effect on the financial statements of the Company.

NOTE 11   FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. For additional information on how the Company measures fair value, refer to Note 1 – Summary of Significant Accounting Policies to the Financial Statements. The following table presents the balances, by category, of the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets:				
State and Political Subdivisions				
Debt Instruments	$ -	$ 6,705,104	$ -	$ 6,705,104
Mortgage-Backed Securities	-	68	-	68
Certificates of Deposit	-	972,444	-	972,444
Corporate Bonds	84,322,144	-	-	84,322,144
	$84,322,144	$ 7,677,616	$ -	$91,999,760
Liabilities:				
Securities Sold, Not Yet Purchased:				
U.S. Treasury Securities	$12,114,503	$ -	$ -	$12,114,503
Certificates of Deposit	-	1,017,665	-	1,017,665
Corporate Bonds	115,311	-	-	115,311
	$12,229,814	$ 1,017,665	$ -	$13,247,479

NOTE 12   OPERATING LEASES

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year. The Company classifies these leases as

NOTE 12   OPERATING LEASES (CONTINUED)

operating leases. These leases may contain renewal options for periods ranging up to five years. Because the Company is not reasonably certain to exercise any renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments as used to determine the lease liability. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's real estate taxes and operating costs, including common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Total operating lease cost of $210,571 is included in the Company's Statement of Income and split between two line items based on the type of lease: Occupancy and Equipment; and Lease Expense.

Other information related to leases as of December 31, 2025 is as follows:

Weighted-average remaining lease term:	
Operating Leases	1.73
Weighted-average discount rate:	
Operating Leases	4.85%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Lease liabilities under operating leases as of December 31, 2025 were as follows:

Year	
2026	$211,536
2027	122,816
2028	6,962
2029	342
Less Interest	(15,146)
Total Lease Liabilities	$326,510

SUPPLEMENTAL INFORMATION

FIRST BANKERS' BANC SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2025

TOTAL STOCKHOLDER'S EQUITY	$	19,062,551
ALLOWABLE SUBORDINATED DEBT		6,000,000
NON-ALLOWABLE ASSETS		
Fixed Assets, Net		41,746
Goodwill, Net		5,800,000
Receivables		76,249
Prepaid and Other Assets		466,558
Total Non-Allowable Assets		6,384,553
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		18,677,998
HAIRCUTS ON SECURITIES		
Exempted Securities		523,903
Debt Securities		6,700,525
Other Securities		-
Undue Concentration		1,273,340
Total Haircut on Securities		8,497,768
NET CAPITAL	$	10,180,230
AGGREGATE INDEBTEDNESS	$	2,287,563
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$	152,504
Minimum Dollar Net Capital Requirement	$	100,000
Net Capital Requirement (greater of above)	$	152,504
Excess Net Capital	$	10,027,726
Net Capital Less 10% of Aggregate Indebtedness	$	9,951,474
Percentage of Aggregate Indebtedness to Net Capital		22.47%